OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

FidoTV Channel, Inc

43 Bantala Place
Castle Rock, CO 80108

http://fidotvchannel.com/

2000 shares of Series A Preferred Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 214,000* shares of Series A Preferred Stock ($1,070,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 2,000 shares of Series A Preferred Stock ($10,000)

Company	FidoTV Channel, Inc
Corporate Address	43 Bantala Place, Castle Rock, Colorado 80108
Description of Business	FidoTV is a 24 X 7 Television, Mobile, Web Network for Dog Lovers
Type of Security Offered	Series A Preferred Stock
Purchase Price of Security Offered	$5.00 per Share
Minimum Investment Amount (per investor)	$250.00

The 10% Bonus for StartEngine Shareholders

FidoTV Channel, Inc will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 20 shares of Series A Preferred Stock at $5 / share, you will receive 2 Series A Preferred Stock bonus shares, meaning you'll own 22 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

FidoTV Channel, Inc. is a new consumer media content provider focused on the lives of dogs and their relationships with their owners. The business includes a television network, website, and mobile application. FidoTV is designed to initially target an underserved USA community of 60+ million dog-owning households, home to 155 million dog enthusiasts and 90 million registered dogs. With USA expenditures on pet-related products and services surpassing $66 billion in 2016, FidoTV sits squarely in the middle of an enormous market for "man's best friend." (American Pet Products Association)

Dog-oriented programming has demonstrated broad appeal on TV networks and in theaters. For example, according to Nielsen Animal Planet's Annual Puppy Bowl is its highest rated program, and Cesar Millan's Dog Whisperer is one of the highest rated shows on the National Geographic Wild Channel, and Marley & Me, 101 Dalmatians and Lady and The Tramp are among the highest grossing Hollywood movies of all time (Box Office Mojo). FidoTV's goal is to capitalize on this insatiable appeal of all-things-dogs.

FidoTV's strategy is to focus its media efforts across all sectors web, mobile and social media as well as traditional cable channel distribution. For brand marketers, FidoTV will provide a targeted advertising vehicle along community and behavioral lines. Given the broad appeal of dogs, as well as extensive market research, management believes there is significant demand for a targeted platform from both advertisers and content distributors.

Currently, there is no combined media entity comprising television, OTT, mobile, and web exclusively focused on the canine sector. **Worldwide**, FidoTV is the first media outlet dedicated to people owning dogs and the only network featuring 100% canine programming. Until now, advertisers and content distributors have only had general networks available to access this large, identifiable dog owning audience, either in the form of family entertainment networks such as AMC and Disney, or in broader nature/animal networks such as National Geographic, Animal Planet, and Discovery.

Sales, Supply Chain, & Customer Base

As a start-up television network, FidoTV is currently distributed to 4.5 million cable/fiber households by AT&T U-verse, CenturyLink Prism, Google fiber, Summit

Broadband, Cincinnati Bell and as video on demand through Amazon Prime Video.

FidoTV's distribution goals are straight-forward. Provide emotionally compelling content that enlightens and entertains making it available for consumption to everyone, everywhere on all video platforms.

To expedite distribution and eliminate one of the significant barriers to entry, the Company will initially provide distributors with a pro-rata share of FidoTV's advertising revenue, with revenue to be generated through five primary sources:

- Advertising sales
- Program sponsorships
- Syndication
- Licensing of FidoTV original and acquired content
- E-commerce

Advertising

Pets are serious business. A recent *American Pet Products Association* report revealed that spending on pets hit a record $66.75 billion in 2016, a 10.7% increase over 2015, with more than $1 billion annually spent on advertising. Strategic endemic advertising partnerships (*food, healthcare, health insurance, products and services*) create significant revenue generating opportunities. Advertising will be offered on both linear and digital platforms.

Program Sponsorships

Program sponsorships and co-branded content are highly attractive to endemic advertisers as it provides them with the opportunity to associate their brand with the values of a FidoTV program on an exclusive basis, and build a deeper affiliation with the program viewers.

Syndication

Syndication of FidoTV content to other domestic (USA) television broadcast outlets provides a recurring revenue stream, extends FidoTV's audience reach, and serves as a preview of the FidoTV channel.

Content Licensing

FidoTV will continually expand its original content library, which, in addition to being initially aired on FidoTV, will be available for licensing to distributors outside of the USA. Long form content will also be edited into short-form video content (1 to 5 minutes) for licensing to entities seeking contemporary dog-related content for their own digital sites. One of the many benefits of FidoTV content is its ability to continue to generate revenue for up to 10 years.

E-commerce

In 2016, pet products and pet food generated $42.9 billion in sales, with $3.7 billion sold online. In 2018, Fido will launch a FidoTV pet products home shopping program and interstitials in tandem with a robust FidoTV e-commerce platform. *(Packaged Facts)*

Distribution & Revenue Growth

FidoTV's ability to generate advertising and sponsorship revenue is directly tied to its distribution. While we are confident that FidoTV's unique exclusive focus and family-friendly content will be appealing to distributors, historically distributors have been measured in adding new networks, which we have accounted for in our business plan.

Competition

Currently, there is no directly competitive network offering exclusive programming like FidoTV, although some dog-related programming can be found on certain cable networks and broadcast networks. National Geographic Channel, Animal Planet, as well as ESPN, ESPN2, PetsTV, NBC and CBS, all air some form of dog-related programming. Such programming interest, while sporadic in nature, underscores viewers' appetites for dog-related programming. Alternatively, DOGTV is a subscription-based digital television channel offering programming scientifically developed to provide company for dogs when left alone.

Liabilities and Litigation

As of December 31, 2017, FidoTV has approximately $771,260.14 in outstanding trade payables. There is no known pending litigation.

The team

Officers and directors

Tad Walden	Founder
Blake Cherrington	Director of Finance
Walker Knight	Vice President

Tad Walden
Tad Walden has more than 25 years of television and media experience in marketing, advertising, content development and production. Since January 2015, Tad has been exclusively devoted to making FidoTV a reality. Prior to founding FidoTV, he held executive positions with Quadriga Worldwide, NXTV, On Command Video, Primestar Satellite TV and Verado. He also spent nearly a decade and a half in the advertising agency business where he held executive level positions overseeing media, production, creative and account services. He managed the worldwide marketing and product services of Quadriga's $150 million video-on-demand and hotel television and Internet services platform, including supervision of all marketing and product operations in 55 countries. His work on the company's mobile and streaming application earned the company the prestigious HTNG Most Innovative Technology in 2012. Tad served as Chief Marketing Officer and Senior Vice President of Marketing &

Programming for On Command Corporation, which was a $250 million Liberty Media subsidiary delivering multichannel video and television services, Internet, and advertising solutions for the hospitality industry. Tad also held executive-level marketing positions with Primestar Satellite Television and Verado. Tad is passionate dog owner who is active with his dogs in conformation and performance events. He has trained and exhibited his dogs to the top titles available from the AKC, and judge's AKC field and conformation events. He can be found on many weekends hiking with his dogs in the Colorado Rockies.

Blake Cherrington
Since October 2015 Blake Cherrington has served as the Director of Finance for FidoTV and is responsible for the financial reporting and accounting functions for the company. From 2013 to 2015 Blake served as Controller for Quadriga Americas. Blake has worked as a Controller, Accounting Manager and Financial Analyst-II in industries such as Technology and Entertainment. Some of the companies he has worked for include NBC Universal, FOX Latin American Channel. He holds an MBA from the Keller Graduate School of Management and a B.A. degree in Finance & Management from Augustana College.

Walker Knight
Serving as Vice President of Content Acquisition and Operations since August of 2015 Walker brings more than 30 years experience in programming, acquisition and contract negotiations with major Hollywood studios and independent programming sources. From 2008 to 2015 Walker served as an independent Media Consultant. From 2004 to 2007 Walker worked for OnCommand Corporation as vice president of programming, and led the day-to-day teams in charge of product development, content acquisition, product pricing, and marketing efforts for the company's full line of on demand movies, music, short form content, video games, and Internet service. Walker also negotiated all revenue splits and royalties for all acquired content. Walker has a BA in English Literature and Film History from Yale University.

Number of Employees: 3

Related party transactions

The Inspirational Network, Inc. is a digital cable and satellite television channel available to 80 million U.S. households, that provides family-friendly programming. The Inspirational Network, Inc's subsidiary MediaComm Inc maintains a broadcast facility in Charlotte, N.C., and provides third-party television production and distribution services. The Inspirational Network, Inc. and the company entered into a 5-year agreement whereby The Inspirational Network, Inc. through its subsidiary MediaComm Inc provides satellite transmission services to the company for $77,000 per month. From October 2015 through July 31, 2018, The Inspirational Network, Inc. receives on a monthly basis 15,400 shares of Series A Convertible Preferred Stock at a valuation of $5.00 per share, in lieu of a cash payment. As of February 28, 2018 The Inspirational Network, Inc. owns 440,142 Series A Convertible Preferred Shares. During 2017, the Company entered into a deferred salary arrangement with 3 employees of the Company, Blake Cherrington, Suzanne Doss, and Walker Knight, the arrangement bears no interest and no maturity date. The amount due to these 3 employees as of December 31, 2017 totals $271,790.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **New Unproven Network** The Company has only two (2) years operating history and there is no assurance that the Company will achieve its goals or the assumptions contained herein will prove out. The idea for the Company's business was conceived more than ten (10) years ago by founder, Tad Walden. Although Mr. Walden started the Company with his own funds, the Company has raised approximately $7,201,000 in cash and in-kind investments from a single round of investors in January 2015. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development. There is no assurance that the Company will be able to enter into agreements with cable, satellite, and OTT providers with respect to the Company's proposed network and no assurance that it will be able to achieve revenue goals without additional distribution. There is no assurance that the Company will generate material revenues or ever be profitable. Since the Company has limited distribution, it has generated or booked roughly $1,100,000 in revenue for 2016 and 2017 and there is no assurance that it will be able to generate material revenue from advertising or other sources. The Company's risks include but are not limited to, an unproven network, an unproven business model; and the hurdle of convincing cable, satellite, and OTT providers to distribute the Company's programming, attract a significant audience, and obtain material advertising or other revenue. To address these risks, the Company must, among other things, implement and successfully execute its business and marketing strategy, continually enhance its content, technical platform, and services, maintain effective relationships with reputable providers in its industry and attract and retain highly qualified personnel. There is no assurance that the Company will be successful in addressing the risks that it will encounter and its failure to do so could have a material adverse impact on the Company's business prospects, financial condition and results of operations. The Company will experience a significant operating loss through at least 2018. The Company may never generate material revenues or achieve profitability. The Company may be unable to manage its rapid growth effectively. The Company anticipates future rapid growth. To manage its growth, the Company will need to attract, hire and retain highly skilled and motivated officers and employees and improve existing systems and/or implement new systems for (1) operational and financial management; and (2) training, integrating and managing its growing employee base.
- **Dependent on Distribution** The Company's ability to convince cable, DBS, telco, fiber, and OTT providers to carry the Company's programming is critical to the success of the Company. The Company can give no assurance that the Company will be able to obtain carriage with cable, DBS, telco, fiber, and OTT providers in

the future. There is no guarantee that distributors will complete carriage agreements. The Company spent 2015 - 2017 completing distribution agreements and launching the channel. It will be necessary for the Company to enter into agreements and discussions with additional distributors and content providers. There is no assurance that any new distributor(s) will carry the Company's content. The loss of any major distibutor(s), or the inability to maintain or negotiate at renewal or otherwise favorable contractual terms with these distributors, could have a material adverse effect on the Company's financial position and results of operations. The Company expects to enter into distribution agreements with multiple system cable operators ("MSOs"), direct broadcast satellite ("DBS"), telco, fiber, and OTT providers. These agreements can typically be terminated without penalty and with little advance notice, and as a result are sometimes subject to renegotiation during their stated term. If one or more of these cable MSO or DBS operators terminates or does not renew agreements, or negotiates mid-term or agrees only to renew the agreements on terms less favorable, the Company's financial position and projected financial results could be materially adversely affected, as the majority of the Company's projected revenue in the next five years is expected to come from advertising and sponsorships, which is directly tied to total distribution.

- **Competitive Risk** If the Company is unable to compete effectively with other networks it will not be able to sustain or increase revenue. The Company's ability to generate, increase or sustain revenue is impacted by its ability to compete effectively with other forms of programming offered on other networks and the Internet. The Company faces competition from other providers of dog-focused programming, websites, video/DVD rentals and sales, books and magazines aimed at consumers. To a lesser extent, the Company also faces general competition from other forms of dog-focused programming, including sporting and cultural events, other television networks, feature films, and other programming and entertainment options. The Company's ability to compete depends on a variety of factors, many of which are outside of the control of the Company. These factors include: the quality and appeal of competitors' content relative to the Company's offerings; the willingness of advertisers to advertise on the Company's network; the effectiveness of competitors' sales, marketing efforts and the attractiveness of their program and content offerings; general consumer and advertiser behaviors; and preferences on how companies choose to spend their marketing and advertising budgets. Existing competitors, as well as potential new competitors, that have significantly greater financial, technical and marketing resources, greater ability to obtain content, as well as better name recognition. The media industry has several large companies that offer competing programming and content offerings. These competitors also have large marketing and advertising departments and better and deeper relationships with advertisers than the Company does. These competitors may also engage in more extensive technology research and development, and adopt more aggressive pricing policies for advertising and other revenue opportunities. This competition could result in advertising or other fee reductions, lower margins and negatively impact the Company's financial position and results of operations.

- **Regulatory Risk** Government regulation in the United States and abroad could impede the Company's ability to deliver content and expand its business. New laws or regulations, or the new application of existing laws could prevent the Company from making its content available in various jurisdictions or otherwise have a material adverse effect on the business, financial position and/or operating results. These new laws or regulations may relate to liability for information retrieved from or transmitted over the Internet, taxation, user privacy and other matters relating to the Company's products and services. Moreover, the application of Internet related laws governing issues such as net neutrality, intellectual property ownership and infringement, libel, employment, and personal privacy is still developing. The Company also expects to expand its service offerings to international markets at some point in the future which would require the Company to comply with diverse and evolving international regulations. New application of regulations related to the Company's operations internationally and its ability to comply with these regulations could have a material adverse impact on the Company's financial position and results of operations.
- **Production & Intellectual Property Risk** If the Company's content is not well-received by its customers, the Company may not be able to recover the investments made in programming. The Company expects to expend significant resources on the development of video content and other programming for its network. The Company also expects to acquire content and obtain rights to content from third parties. If the programming that is produced, acquired or obtained by the Company is not well received by its viewers and the public, the Company may not be able to generate material revenue, recover its investment in content and ever be profitable. The Company may be unable to protect their intellectual property rights or others may claim that they are infringing on their intellectual property. Third parties could assert infringement claims against the Company's business in the future. Claims for infringement of all types of intellectual property rights are a common source of litigation. Infringement claims may require the Company to modify its content, services and technologies or require the Company to obtain a license to permit the continued use of those rights. The Company may not be able to perform either of these actions in a timely manner or upon reasonable terms and conditions. Failure to do so could harm the Company's financial position and results of operations. In addition, future litigation relating to infringement claims could result in substantial costs to the Company and a diversion of management resources. Adverse determinations in any litigation or proceeding could also subject the Company to significant liabilities and could prevent it from providing some of its content. The loss of intellectual property protection or the inability to secure or enforce intellectual property protection could harm the Company.
- **Interruption of Service** If the Company experiences system failures the services provided could be delayed or interrupted. The Company's ability to provide reliable service largely depends on the efficient and uninterrupted operations of digital broadcast technologies and related systems. Any significant interruptions

could severely harm the Company’s network, business and reputation and result in a loss of revenue, advertisers and viewers. The Company’s systems and operations could be exposed to damage or interruption from fire, natural disaster, unlawful acts, power loss, telecommunications failure, unauthorized entry, computer viruses, or similar events. Although the Company expects to take steps to prevent system failures, the Company cannot be certain that its measures will be successful and that it will not experience service interruptions. Further, the Company’s property and business interruption insurance may not be adequate to compensate it for all losses or failures that may occur. Portions of the Company’s property, plant and equipment may be located on property owned by third parties. It is common in the media industry to locate equipment on property or at locations owned by third parties. In addition, the Company may rely on agreements and other authorizations granted by governmental bodies and other third parties to locate the Company’s equipment on their respective properties. If any of these authorizations terminate or lapse, the Company’s operations could be adversely affected. All of the Company’s domestic transport services are provided by Media-Comm, a subsidiary of Inspiration Networks. If Inspiration Networks / Media-Comm fails to provide the contracted services, the Company’s programming operations would in all likelihood be suspended resulting in a materially adverse impact to the Company’s financial position and results of operations. The Company’s continued access to satellite transponders is critical to the successful delivery of the Company’s programming and will require continued access to satellite transponders to transmit programming to cable and DBS customers. Limitations to satellite transponder capacity could materially adversely affect the Company’s financial position and results of operations.

- **Uncertainty of Additional Financing** The Company's future liquidity and capital requirements will depend upon numerous factors, including the costs and timing of expansion, the success of the Company's existing and new service offerings and competing technological and market developments. The Company's forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary. The factors described herein may impact the Company's future capital requirements and the adequacy of its available funds. The Company may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that such additional funding if needed, will be available on terms attractive to the Company, or at all. Furthermore, any additional financing may be dilutive to investors, and debt financing, if available, may involve restrictive covenants. Strategic arrangements, if necessary to raise additional funds, may require the Company to relinquish its rights to its programming and/or equity. There can be no assurance that additional financing will be available when needed on terms favorable to the Company, if at all. If adequate funds are not available on acceptable terms, the Company may be unable to develop or enhance its services and products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, any of which could have a material adverse effect on the Company's business, financial condition and operating results.

- **Forward Looking Statements** This Offering and the information incorporated by reference include forward-looking statements. The financial forecasts included herein (the "Forecasts") were prepared by the Company based on assumptions made as of December 31, 2017 regarding future events. In addition, some of the forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or the negative of those words or other comparable terminology. Forward-looking statements involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. These factors include systems failures, technological changes, government regulations, and economic conditions and competition in the geographic and the business areas in which the Company conducts its operations. Future results are impossible to predict and no representation or assurance can be given that the actual future events will conform to the forecasted results for any or all of the indicated periods. Accordingly, the possible outcome of these events may differ significantly from the Forecasts and other forward-looking statements. No prospective investor should rely on the information contained in the Forecasts or forward-looking statements to evaluate the merits of purchasing the securities offered herein. The statements contained herein that are not historical facts, including but not limited to, the Forecasts and forward-looking statements, are forward-looking statements and as such involve a number of risks and uncertainties.
- **Going Concern** The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.
- **Current Payables** As of December 31, 2017 the company has $771,260.14 in payables for production of content, distribution, and operating expenses

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- American Kennel Club, 22.0% ownership, Series A Convertible Preferred Stock
- Tad Walden, 46.0% ownership, Common Stock

Classes of securities

- Series A Preferred Stock: 1,440,200

Series A Convertible Preferred Stock

The Company is authorized to issue up to 1,704,000 shares of Series A Preferred Stock. There are a total of 1,440,200 shares currently outstanding.

Voting Rights *(of this security)*

The Series A will have the right to vote on all matters that come before the common shareholders of the Company on an as converted basis. For so long as at least 750,000 shares of the Series A remains outstanding, the consent of the holders of greater than 50% of the Series A shall be required for any of the following actions:

(i) a merger, consolidation or sale of all or substantially all of the Company's assets (a "Liquidation");

(ii) the authorization or issuance of any equity securities senior to or pari passu with the Series A;

(iii) any increase or decrease in the total number of authorized shares of the Series A;

(iv) the Company's redemption, acquisition or other purchase of any share of Preferred or Common Stock except as set forth under "Redemption" above and for repurchases of shares at or below cost upon termination of employment or consulting or as otherwise as approved by the Board;

(v) amendments to the Company's charter or by-laws that adversely change the rights of the Series A;

(vi) any dividend or distribution paid to holders of capital stock (except for dividends to the Series A);

(vii) incurring any indebtedness other than in the ordinary course of business, provided that no consent is required if all indebtedness of the Company does not exceed $1,000,000;

(viii) the creation, incurring or assumption of any lien or encumbrance of any kind upon the assets of the Company, whether now owned or hereafter acquired, except for (A) liens or encumbrances underlying total debt of less than $1,000,001 or (B) purchase money security interests;

(ix) material changes to the Company's option plan; and

(x) transactions with affiliates.

Election of Directors. The size of the Board of Directors shall be nine (9). The holders of record of the shares of the Series A Preferred Stock, exclusively and as a separate class shall be entitled to elect five (5) Directors, one (1) of which is appointed by Inspiration Networks. The holders of record of the shares of Common Stock, exclusively and as a separate class shall be entitled to elect four (4) Directors.

Dividend Rights (*include if applicable*)

The Series A will receive a 6% per annum non-cumulative, non-accruing dividend, if and when declared by the Company's Board of Directors. In addition, the Series A shall participate with the Common Stock and all other outstanding securities on an as-converted basis in any dividend declared by the Board of Directors.

The Company has never declared a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of any liquidation, dissolution or winding up of the Company, holders of the Series A will be entitled to receive a liquidation preference at a price which equals the original purchase price plus an amount equal to any declared and unpaid dividends (the "Liquidation Preference"), prior and in preference to any distribution of any of the assets of the Company to holders of the Common Stock and any other Preferred Stock or other equity security outstanding prior to closing hereunder. All remaining proceeds shall be paid to the Common Stock.

Rights and Preferences

The Series A Convertible Preferred Shares rank senior to the Common Stock and there are no other classes or series of capital stock of the Company.

Optional Conversion

The holders of the Series A shall have the right to convert the Series A, in whole or in part, at any time, into shares of Common Stock of the Company. Any such conversion shall be based upon an initial $5 share of conversion price ("Conversion Price"), which conversion initially reflects one share of Series A for one share of Common Stock basis. The Conversion Price is subject to adjustment under the anti-dilution protection described below.

Automatic Conversion

The Series A shall be automatically converted into Common Stock at the then applicable conversion rate in the event of the closing of a "Qualified Underwritten Public Offering" of shares of Common Stock by the Company. As used herein, a Qualified Underwritten Public Offering means a firm commitment underwritten public offering in which (i) the aggregate gross cash proceeds to the Company equals or exceeds $30 million and (ii) the offering price per share is at least then $15 per share (subject to adjustment for stock splits and the like). In addition, the holders of a majority of the Series A Preferred can force the conversion of all Series A Preferred into Common Stock.

Redemption Rights

After December 31, 2019, the holders of a majority of the Series A shall have the option to cause the Company to redeem all of the Series A equal to 100% of the aggregated Liquidation Preference of the Series A.

- Common Stock: 1,280,000

Common Stock

The Company is authorized to issue up to 5,000,000 shares of Common Stock. There are a total of 1,280,000 shares currently outstanding.

The voting rights, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the Preferred Stock.

Voting Rights *(of this security)*

The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of shareholders (and written actions in lieu of meetings); provided, however, that except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Articles of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon as a seperate class pursuant to the Articles of Incorporation or pursuant to the Act. There shall be no cumulative voting.

Election of Directors. The size of the Board of Directors shall be nine (9). The holders of record of the shares of Common Stock, exclusively and as a separate class shall be entitled to elect four (4) Directors. The holders of record of the shares of the Series A Preferred Stock, exclusively and as a separate class shall be entitled to elect five (5) Directors, one (1) of which is appointed by Inspiration Networks.

Dividend Rights (*include if applicable*)

Holders of capital stock of the Company are entitled to dividends when, as , and if declared by the Board of Directors, in the following order of preference, with the stock described in clause (i) being the highest priority stock and the stock described in clause (II) being the lowest priority capital stock; (i) Series A Preferred Stock and (II) Common Stock. The holders of the Series A Preferred Stock shall be entitled to receive dividends but only when declared by the Board of Directors, out of any assets legally available therefor, equal to six percent (6%) of the Series A Original Issue Price, and these dividends shall not accrue nor be cumulative nor be payable unless and until declared by the Board of Directors. No dividend shall be paid to holders of a lower priority stock unless an equal or greater dividend is paid to holders of shares of all classes or series of capital stock with a higher priority stock, calculated on an as-converted to Common Stock basis. The "Series A Original Issue Price" shall mean $5.00 per share, dividend, stock split, combination or other similar recapitalization with respect to Series A Preferred Stock.

The Company has never declared a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of the Company assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences, and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any new series of our common shares, Class A Preferred Convertible Shares and any additional classes of preferred stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of Series A Convertible Preferred Stock, you will have limited ability, if any, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

The Series A convertible preferred shares include customary anti-dilution provisions, including a broad-based weighted average adjustment to the Conversion Price in the event the Company issues new equity or convertible securities at an issue price or conversion price below the then applicable Conversion Price. The foregoing does not apply to any equity securities issued pursuant to the Company's employee option or stock incentive plan approved by the Board of Directors or pursuant to public financings or acquisitions, or securities issued in connection with services, leases, loans or strategic agreements. In addition, the stockholders have agreed not to approve any actions that would dilute the Founder's ownership of the Company's capital stock on a fully diluted basis below 6.7% without obtaining his prior written consent.

Investors should understand the potential for dilution. Each Investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the

family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

The company was launched in November of 2015 and has incurred significant start-up costs since inception, specifically to hire staff, secure distribution, create and acquire original programming. The company generates revenue through advertising sales, which directly correspond to the company's distribution, i.e. ability for consumers to access FidoTV. FidoTV is currently distributed to 4.5 million households. In Q3 2018 FidoTV will launch a live-stream to Roku's +15 million subscribers increasing company's national reach to +20 million.

With the additional funding the company will invest in four core areas of the business: increasing distribution, ramping up national advertising sales, social media marketing, and the acquisition of new original programming. The direct correlation between increased distribution, national advertising, and bottom line revenue is outlined in the Financial Milestone section below.

Financial Milestones

The company will continue to invest to increase distribution with a goal to reach +50 million households within the next 5 years. Annual distribution, net advertising revenue, and EBITDA projections are outlined below and are denoted in thousands.

Income
Statement

	2017	2018	2019	2020	2021	2022
Subscribers	4,600	44,961	55,642	56,923	57,576	57,576
Net Revenue per Subscriber	$0.0990	$0.0161	$ 0.1141	$ 0.1379	$ 0.1570	$0.1811
Revenue Advertising, net of agency fees	$485	$ 1,878	$14,178	$15,456	$16,409	$17,421
OTT	$ -	$138	$247	$318	$319	$319
Licensing	$ -	$ -	$122	$278	$511	$888
Total Revenue	$485	$2,016	$14,546	$16,052	$17,238	$18,628
Revenue Share to Distributors	$(30)	$(1,293)	$ (8,200)	$(8,200)	$(8,200)	$(8,200)
Net Revenue Total	$455	$723	$ 6,346	$7,852	$9,038	$10,428
Cost of Goods Sold	$322	$275	$468	$950	$1,755	$2,641
Gross Profit*	$133	$448	$5,878	$6,902	$7,284	$7,787
Gross Profit Margin*	27.5%	22.2%	40.4%	43.0%	42.3%	41.8%
Operating Expenses	$1,542	$1,841	$4,407	$4,154	$4,321	$4,492
EBITDA*	$(1,408)	$(1,393)	$1,471	$2,749	$2,962	$3,295
EBITDA Margin*	-290.2%	-69.1%	10.1%	17.1%	17.2%	17.7%

*does not include value of in-kind services

Statement of Cash Flows

	2017	2018	2019	2020	2021	2022
Cash Flow from Operations						
Net Income (Loss)	$ (1,417)	$ (1,403)	$1,454	$2,731	$2,941	$2,109
Depreciation	$9	$9	$17	$17	$21	$25
Programming Expense	$284	$251	$396	$854	$1,630	$2,509
Uplink Services	$ 924	$462	$ -	$ -	$ -	$ -
Interest Expense	$ 1	$ 2	$ -	$ -	$ -	$ -
Net Cash from Operating Activities	$ (200)	$(679)	$1,867	$3,602	$4,592	$4,643
Cash Flow from Investing Activities						
CapEx	$ -	$ -	$(20)	$ (20)	$ (20)	$(20)
Programming Expenditures	$(200)	$(200)	$(922)	$(2,035)	$(2,903)	$(3,555)
Net Cash from Investing Activities	$(200)	$(200)	$(942)	$(2,055)	$(2,923)	$(3,575)
Cash Flow from Financing Activities						
Private Placement - Equity	$ -	$ 2,000	$ -	$-	$ -	$-
Business LOC	$58	$(58)	$ -	$ -	$ -	$ -
Capital Financing	$(1)	$(2)	$-	$ -	$ -	$ -
Net Cash from Financing Activities	$57	$1,940	$ -	$ -	$ -	$ -
Cash Flow Surplus/(Deficit)	$(343)	$1,062	$925	$1,548	$1,669	$1,068
Opening Cash Balance	384	41	1,103	2,028	3,576	5,245
Closing Cash Balance	$41	$1,103	$2,028	$3,576	$5,245	$6,313

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. Commensurate with Reg CF funding campaign to raise $1,070,000, the company is thereafter seeking to raise up to an additional $1,000,000 through StartEngine under the company's Reg D 506C SEC filing. The $2,070,000 equity raise in combination with advertising revenues is projected to provide adequate resources enabling the company to become EBITDA positive within three (3) years.

As of December 31, 2017 the company had $732,494 in total assets mostly comprised of original programming, and fixed assets. The company's current liabilities are $771,260.14 comprised of trade payables and deferred compensation.

Indebtedness

During 2017, the company entered into two individual note payable agreements with Randy Yaroch in the amount of $7,500 and $50,000 which remain unpaid and outstanding. The notes bear interest of 6% per year, accruing monthly in arrears, both loans bear interest at 6% and are due on April 30, 2018.

Recent offerings of securities

- 2015-01-15, Reg D 506B, 1440200 Series A Convertible Preferred Shares. Use of proceeds: Securing distribution, production and acquisition of original content, working capital and general operating expenses.

Valuation

$13,601,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be a fair market value (FMV). This FMV is based on the Company's opinion of the value of the content library, distribution agreements, business plan and capital that has already been raised. In January 2015 the company completed an exempt offering under Rule 506(b) of the Securities Act of 1,440,200 shares of its Series A Convertible Preferred Stock at a price of $5.00 per share, for total proceeds of $7,201,000. Series A Convertible Preferred Stock at a price of $5.00 per share is also being offered to investors under this Reg CF raise. In addition, the 1,280,000 shares of Common Stock acquired by the founder was purchased for consideration that was substantially below the offering price of the Series A Shares. Such transactions were not affected pursuant to arm's length negotiations.

USE OF PROCEEDS

	Minimum Offering Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		$35,000
StartEngine Fees (6% total fee)	$600	$64,200

Net Proceeds	$9,400	$970,800
Use of Net Proceeds:		
Content Acquisition		$200,000
Working Capital	$9,400	$295,800
Sales & Marketing		$100,000
Distribution		$150,000
Current Liabilities		$225,000
Total Use of Net Proceeds	$9,400	$970,800

We are seeking to raise $970,800 in offering through Regulation Crowdfunding, with a minimum target raise of $10,000. We have agreed to pay Start Engine Capital LLC (Start Engine), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all Reg CF funds raised. We will pay Start Engine $600 if we only raise the minimum target amount or $64,200 if we raise the maximum offering amount. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover part of the $2 million that we project we will need in 2018 to 2023 to grow and sustain operations.

The company is also conducting a concurrent private placement of up to $1 million (additional) of its Series A Preferred Stock at the same price and with and the same rights as the Series A Preferred Stock we are offering through Regulation Crowdfunding.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Funding will be utilized to increase national distribution, advance national advertising sales, create and acquire additional content, implement marketing, and support operations.

Distribution. The company's goal is to be available to everyone, everywhere. Funds will be utilized to secure additional distribution through over the top (OTT) platform(s), cable, direct broadcast satellite (DBS), fiber and telco.

Advertising. Funds will be used to establish strategic endemic advertising partnerships and program sponsorships within the Pet food, healthcare, health insurance, products, and services sectors.

Content Acquisition and Production. The company will continually expand its original content library, which, in addition to being initially aired on FidoTV, will be available for licensing to international distributors. One of the many benefits of the company's content is its ability to continue to generate revenue for up to 10 years. Long form content will also be edited into short-form video content (1 to 5 minutes) for licensing to entities seeking contemporary dog-related content for their own digital site.

Marketing. The company has not yet marketed FidoTV to the masses. Funds will be used to build FidoTV's brand awareness and market its unique programming.

Current Liabilities. A portion of the funds raised will be allocated to current liabilities, which were incurred in securing distribution, content acquisition, and supporting day-to-day operations of the company.

Funds will also be used to sustain day-to-day business operations going forward.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

The company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded with respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

FidoTV will make annual reports available at www.fidotvchannel.com on the "Investors page" labelled "FidoTV Annual Reports". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year. FidoTV's fiscal year is January - December.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
FidoTV Channel, Inc

[See attached]

FidoTV Channel, Inc.

A Colorado Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

December 31, 2017 and 2016

FidoTV Channel, Inc.

TABLE OF CONTENTS

To the Stockholders of
FidoTV Channel, Inc.
Castle Rock, Colorado

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of FidoTV Channel, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
March 25, 2018

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

FIDOTV CHANNEL, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2017 and 2016

	2017	2016
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 41,020	$ 107,003
Accounts receivable	114,484	156,884
Prepaid expenses - current	92,423	32,593
Program rights - current	256,995	300,299
Investment in original programming	-	205,321
Total Current Assets	504,922	802,100
Non-Current Assets:		
Property and equipment, net	9,359	15,598
Software development, net	15,962	26,602
Prepaid expenses - long-term	76,306	164,000
Program rights - long-term	125,945	241,438
Total Non-Current Assets	227,572	447,638
TOTAL ASSETS	$ 732,494	$ 1,249,738
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 248,609	$ 236,850
Due to related parties	271,790	-
Accrued expenses	113,361	62,046
Note payable	57,500	-
Total Liabilities	691,260	298,896
Stockholders' Equity:		
Series A Preferred Stock, $0.0001 par, 1,704,000 shares authorized, 1,341,342 and 1,156,542 shares issued and outstanding, liquidation preferences of $6,706,710 and $5,782,710 as of December 31, 2017 and 2016, all respectively.	133	115
Common Stock, $0.0001 par, 5,000,000 shares authorized 1,280,000 and 1,280,000 shares issued and outstanding, as of December 31, 2017 and 2016, respectively.	128	128
Additional paid-in capital	6,912,988	5,906,746
Accumulated deficit	(6,872,015)	(4,956,147)
Total Stockholders' Equity	41,234	950,842
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 732,494	$ 1,249,738

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

FIDOTV CHANNEL, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Net revenues	$ 310,257	$ 493,962
Costs of net revenues	(1,362,948)	(4,373,339)
Gross loss	(1,052,691)	(3,879,377)
Operating Expenses:		
General & administrative	668,871	1,607,607
Sales & marketing	161,879	198,127
Travel	31,853	125,519
Total Operating Expenses	862,603	1,931,253
Loss from operations	(1,915,294)	(5,810,630)
Other Income/(Expense):		
Interest income	11	1,692
Gain on debt restructuring	-	2,672,739
Interest expense	(585)	-
Total Other Income/(Expense)	(574)	2,674,431
Provision for income taxes	-	-
Net loss	$ (1,915,868)	$ (3,136,199)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

FIDOTV CHANNEL, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)
For the years ended December 31, 2017 and 2016

	Series A Preferred Stock		Common Stock			Retained	
	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Earnings (Accumulated Deficit)	Total Stockholders' Equity
Balance at January 1, 2016	821,742	$ 82	1,280,000	$ 128	$ 4,150,519	$ (1,819,948)	$ 2,330,781
Sale of common stock	-	-	(16,452)	(2)	-	-	(2)
Issuance of common stock in exchange for services	-	-	16,452	2	82,260	-	82,262
Issuance of Series A preferred stock	150,000	15	-	-	749,985	-	750,000
Issuance of Series A preferred stock in exchange for services	184,800	18	-	-	923,982	-	924,000
Net loss	-	-	-	-	-	(3,136,199)	(3,136,199)
Balance at December 31, 2016	1,156,542	$ 115	1,280,000	$ 128	$ 5,906,746	$ (4,956,147)	$ 950,842
Sale of common stock		$ -	(16,452)	$ (2)	$ -	$ -	$ (2)
Issuance of common stock in exchange for services	-	-	16,452	2	82,260	-	82,262
Issuance of Series A preferred stock in exchange for services	184,800	18	-	-	923,982	-	924,000
Net loss	-	-	-	-	-	(1,915,868)	(1,915,868)
Balance at December 31, 2017	1,341,342	$ 133	1,280,000	$ 128	$ 6,912,988	$ (6,872,015)	$ 41,234

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

FIDOTV CHANNEL, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Cash Flows From Operating Activities		
Net Loss	$ (1,915,868)	$ (3,136,199)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	16,879	11,559
Services provided in exchange for preferred stock	924,000	924,000
Services provided in exchange for common stock	82,260	82,260
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	42,400	(24,469)
(Increase)/Decrease in prepaid expenses	27,864	(83,085)
(Increase)/Decrease in program rights	158,797	(330,552)
(Increase)/Decrease in investment in original programming	205,321	(81,571)
Increase/(Decrease) in accounts payable	11,759	73,079
Increase/(Decrease) in due to related parties	271,790	-
Increase/(Decrease) in accrued expenses	51,315	(15,269)
Net Cash Used In Operating Activities	(123,483)	(2,580,247)
Cash Flows From Investing Activities		
Purchase of property and equipment	-	(31,922)
Net Cash Used In Investing Activities	-	(31,922)
Cash Flows From Financing Activities		
Proceeds from note payable	57,500	-
Proceeds from issuance of preferred stock	-	750,000
Net Cash Provided By Financing Activities	57,500	750,000
Net Change In Cash	(65,983)	(1,862,169)
Cash at Beginning of Period	107,003	1,969,172
Cash at End of Period	$ 41,020	$ 107,003
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 585	$ -
Cash paid for income taxes	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

FidoTV Channel, Inc. (the "Company"), is a corporation organized December 24, 2007 under the laws of Colorado. The Company is a TV network that broadcasts original and acquired content and movies orientated towards individuals and households that own a dog in the USA, as well as all other dog enthusiasts. The Company is distributed on a 24/7 basis through cable, fiber, telco, and over-the-top (OTT) platforms.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2017 and 2016, the Company carried receivables of $114,484 and $156,884 and no allowances against such.

Program Rights

Program rights as of December 31, 2017 and 2016 consist of costs incurred toward the development of programs, once production is complete and the content is ready to be aired, program rights are amortized over the expected term of the program. As of December 31, 2017 and 2016, program rights totaled of $382,940 and $541,737, respectively.

Production costs (which include direct production costs, production overhead, and acquisition costs) are stated at the lower of unamortized cost or net realizable value. The Company then estimates total revenues to be earned and costs to be incurred throughout the life of each television program. For television programming, estimates for remaining total lifetime revenues are limited to the amount of revenue contracted for each episode in the initial market. Accordingly, television programming costs and participation costs incurred in excess of the amount of revenue contracted for each episode in the initial market are expensed as incurred on an episode by episode basis. Estimates for all secondary market revenues such as domestic and foreign syndication, basic cable, digital streaming, home entertainment, and merchandising are included in the estimated lifetime revenues of such television programming once it can be demonstrated that a program can be successfully licensed in such secondary market. Television programming costs incurred subsequent to the establishment of the secondary market are initially capitalized and amortized, and estimated liabilities for participants are accrued, based on the proportion that current period revenues bear to the estimated remaining total lifetime revenues.

The costs incurred in acquiring television series and feature film programming are capitalized when the program is accepted and available for airing. These costs are amortized over the period in which an economic benefit is expected to be derived based on the timing of the Company's usage of and benefit from such programming.

Lifetime revenue estimates for internally produced television programming, and the estimated economic benefit for the acquired programming are periodically reviewed. Adjustments, if any, will result in changes to amortization rates, future net realizable value adjustments and/or estimated accruals for participation expense.

Investment in Original Programming

Investment in television content as of December 31, 2017 and 2016 consist of costs incurred toward the development of television content, once the content is complete it is moved to program rights. As of December 31, 2017 and 2016, investment in television content totaled $0 and $205,321, respectively.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2017 and 2016 have estimated useful lives ranging from 3 to 5 years. The Company's property and equipment consisted of the following as of December 31, 2017 and 2016:

	2017	2016
Property and equipment, at cost	$ 24,003	$ 24,003
Accumulated depreciation	(14,644)	(8,405)
Property and equipment, net	$ 9,359	$ 15,598
Depreciation expense	$ 6,239	$ 6,238

Software Development

The software development costs are recorded at cost. Amortization on the software development is recorded using the straight-line method over the estimated useful lives, which the Company estimated as 3 years. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The Company's software development consisted of the following as of December 31, 2017 and 2016:

	2017	2016
Software development, at cost	$ 31,923	$ 31,923
Accumulated amortization	(15,961)	(5,321)
Software development, net	$ 15,962	$ 26,602
Amortization expense	$ 10,640	$ 5,321

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

The Company generates advertising revenue primarily from television advertisements aired on the channel. The primary source of advertising revenue is generated from arrangements with advertising agencies and brokers. The Company reports this revenue net of amounts due to agencies and brokers as the Company is not the primary obligor under these arrangements, and therefore, the Company does not set the pricing and does not establish or maintain the relationship with the advertisers. Amounts paid to agency commissions totaled $147,129 and $225,788, for the years ended December 31, 2017 and 2016, respectively. The Company also incurs revenue share costs, which are paid to distributors, which are reported as revenue net of these costs. Amounts paid to distributors for revenue share costs totaled $85,335 and $90,577 for the years ended December 31, 2017 and 2016, respectively.

Costs of Net Revenue & Gain on Debt Restructuring

Costs of revenues include the cost of programming, programming fees, and costs of labor.

During December 2016, Dish Network ("Dish") terminated their distribution agreement for the Company's failure to pay Dish's then outstanding fees totaling $3,072,739. The difference between outstanding fees and the amount paid represents a gain on debt restructuring of $2,672,739 and had been included in the other income section of the statement of operations for the year ended December 31, 2016. The termination was effective as of December 31, 2016.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes.* Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $6,912,847 and $4,986,622 as of December 31, 2017 and 2016, respectively, which together with other book-to-tax differences resulted in net tax assets of $2,575,257 and $1,856,963 as of December 31, 2017 and 2016, respectively. Deferred tax assets are determined using the Company's effective blended Federal and state tax rate of 37.1%.

Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not generated profits in recent years, has sustained net losses of $1,915,868 and $3,136,199 during the years ended December 31, 2017 and 2016, respectively, and has an accumulated deficit of $6,872,015 and $4,956,147 as of December 31, 2017 and 2016, respectively, has negative gross margins on its revenues for the years ended December 31, 2017 and 2016, has limited liquidity with just $41,020 of cash as of December 31, 2017, and current liabilities exceed current assets by $186,338 as of December 31, 2017.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

Common Stock

The Company has authorized 5,000,000 shares of common stock at $0.0001 par value. As of December 31, 2017 and 2016, 1,280,000 and 1,280,000 shares of common stock were issued and outstanding, respectively.

In 2017, the Company issued 16,452 shares of common stock to the American Kennel Club in exchange for office space in New York City and marketing support. These shares were issued at $5.00 per share, resulting in a $82,260 valuation for the goods and services rendered. In 2016, the Company issued 16,452 shares of common stock to the American Kennel Club in exchange for office space in New York City and marketing support. These shares were issued at $5.00 per share, resulting in a $82,260 valuation for the goods and services rendered.

Stock Plan

The Company has adopted the 2014 Stock Incentive Plan (the "Plan"), which provides for the grant of shares of stock options to employees and service providers. Under the Plan, the number of shares reserved for grant was 731,556 and 331,556 shares of common stock as of each December 31, 2017 and 2016. Shares available for grant under the Plan amounted to 731,556 and 331,556 as of each December 31, 2017 and 2016.

Series A Preferred Stock

The Company has authorized 1,704,000 shares of Series A Preferred Stock at $0.0001 par value. As of December 31, 2017 and 2016, 1,341,342 and 1,156,542 shares of Series A Preferred Stock were issued and outstanding, respectively.

In 2016, the Company issued 150,000 shares of Series A Preferred Stock at $5.00 per share resulting in total proceeds of $750,000.

In October 2015, the Company entered into an agreement with a service provider to receive satellite uplink and transmission services along with other services in exchange for 15,400 shares of Series A Preferred Stock per month. In 2016, the Company issued 184,800 shares of Series A Preferred Stock valued at $5.00 per share resulting in total services received of $924,000. In 2017, the Company issued 184,800 shares of Series A Preferred Stock valued at $5.00 per share resulting in total services received of $924,000. This agreement has an initial five-year term and is subject to automatic renewals for two-year periods until the agreement is terminated by the parties. Under the agreement terms, an additional 94,658 shares of Series A Preferred Stock are committed for issuance in 2018. In 2018, the payments become payable in cash under the agreement terms, as further discussed in Note 5.

The holders of the Series A Preferred Stock are entitled to receive dividends when declared by the Company's Board of Directors with preference over dividends to common stockholders, equal to 6% of the original purchase price ($5.00 per share). The dividends shall not accrue nor be cumulative, nor be payable unless or until declared by the Company's Board of Directors.

The holders of the Series A Preferred Stock are entitled to a liquidation preference over common stockholders at the amount of $5.00 per share (subject to adjustment for certain dilution protections). The total liquidation preferences as of December 31, 2017 and 2016 was $6,706,710 and $5,782,710, respectively.

Each holder of Series A Preferred Stock is entitled to vote on all matters submitted to a vote of the common stockholders of the Company and shall be entitled to that number of votes equal to the number of shares of Common Stock into which the holder's shares of Series A Preferred Stock could then be converted at the record date for the determination of stockholders entitled to vote on such matters. Preferred stockholders also have certain other protective provisions requiring an affirmative vote of preferred stockholders for certain matters

Each share of Series A Preferred Stock is convertible into common stock at the at the holders' option at a 1:1 rate, subject to adjustment for certain dilution protections.

Upon the consummation of an underwritten public offering resulting in at least $30,000,000 of gross proceeds to the Company at a price per share of at least $15.00 per share or the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of the then outstanding shares of Series A Preferred Stock, all outstanding shares of Preferred Stock shall be automatically converted into shares of Common Stock, at the then effective conversion rate and such shares may not be reissued by the Corporation.

The preferred stock is redeemable, at the holders' election (upon a majority vote of the preferred stockholders) on or after December 31, 2019 at a rate of $5.00 per share, subject to adjustment for certain dilution protections.

NOTE 5: COMMITMENTS AND CONTINGENCIES

Agreement

In October 2015, the Company entered into an agreement with a service provider to receive satellite uplink and transmission services along with other services in exchange for 15,400 shares of Series A Preferred Stock per month. This agreement has an initial five-year term and is subject to automatic renewals for two-year periods until the agreement is terminated by the parties. Under the agreement terms, an additional 94,658 shares of Series A Preferred Stock are committed for issuance in 2018. In 2018, the payments become payable in cash under the agreement terms at a rate of $77,000 per month through the expiration of the agreement. Future minimum payments under this agreement are as follows:

	Cash	Shares (Series A Preferred Stock)
2018	$ 483,000	94,658
2019	924,000	-
2020	693,000	-
Total Future Commitments	$ 2,100,000	94,658

The agreement also entitles the counterparty the right to purchase all shares issuable under this agreement (an additional 94,658 shares of Series A Preferred Stock) at a price per share of $5.00 at any point or if an upon a change in control event (as defined in the agreement).

Legal Proceedings

The Company may be subject to pending legal proceedings and government regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 6: CONCENTRATIONS

The Company's accounts receivable sources carry significant concentrations. As of December 31, 2017, there were two customers that represented over 10% of accounts receivable and each represented a concentration of risk, which were approximately 58% and 16% of total accounts receivable. As of December 31, 2016, there were four customers that represented over 10% of accounts receivable and each represented a concentration of risk, which were approximately 20%, 19%, 18%, and 11% of total accounts receivable.

The Company's revenue sources carry significant concentrations due to reliance on several large customers. For the year ended December 31, 2017, there were two customers that represented over 10% of total revenue and represented a concentration of risk which were approximately 46% and 16% of total revenues. For the year ended December 31, 2016, there were three customers that represented over 10% of total revenue and represented a concentration of risk which were approximately 23%, 12%, and 10% of total revenues.

NOTE 7: RELATED PARTY TRANSACTIONS

During 2017, the Company entered into a deferred salary arrangement with three employees of the Company, the arrangement bears no interest and no maturity date. The amount due to these employees as of December 31, 2017 and 2016 totaled, $271,790 and $0, respectively.

NOTE 8: NOTE PAYABLE

During 2017, the Company entered into two individual note payable agreements in the amount of $7,500 and $50,000, which remained unpaid and outstanding as of December 31, 2017, both loans bear interest at 6% and are due on April 30, 2018.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We intend to adopt the new standard in January of 2018.

In June 2014, the FASB issued Accounting Standards Update No. 2014-12, "Compensation - Stock Compensation (Topic 718): Accounting for Share-Based Payments when the terms of an award provide that a performance target could be achieved after the requisite service period," ("ASU 2014-12").Current U.S. GAAP does not contain explicit guidance on whether to treat a performance target that could be achieved after the requisite service period as a performance condition that affects vesting or as a nonvesting condition that affects the grant-date fair value of an award. The new guidance requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. The updated guidance will be effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. The adoption of this ASU did not have any impact on the Company's consolidated financial position, liquidity, or results of operations.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

In November 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No.2015-17, "Balance Sheet Classification of Deferred Taxes". The new guidance eliminates the requirement to separate deferred income tax liabilities and assets into current and noncurrent amounts. The amendments will require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The updated guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those annual periods. The Company is in the process of evaluating this guidance.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 10: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through March 25, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

FidoTV is pending **StartEngine Approval.**


PLAY VIDEO
0
Investors
$0.00
Raised of $10K - $1.07M goal

FidoTV

TV, Mobile, Web Network For Dog Lovers

Small OPO · Castle Rock, CO · Advertising and Marketing · Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

A Network For Dog Lovers: All Dogs, All Day

People love dogs! **FidoTV is a new multi-platform television network that broadcasts the best original content and movies for people who love dogs.** We deliver compelling "dog-centric" content that educates, entertains and informs.

Our captivating content is oriented toward the 155 million individuals and 60.2 million households that own dogs in the USA (American Pet Products Association / 2010 U.S. Census). Our goal is to be distributed on a 24/7 basis through Over The Top (OTT) platforms, cable, direct broadcast satellite (DBS), fiber and telco.

Join The Pack!

We're looking for investors to support our mission of creating emotionally engaging original content orientated towards dog enthusiasts that educates, entertains and informs — ensuring our content is available to everyone, everywhere.

We believe the current disruption within the television industry and the proliferation of OTT distribution creates significant opportunities for FidoTV.







The Offer

Investment

$5/share of a Series A Preferred Stock, which is the very same class of stock issued to FidoTV's founding investors. Since inception, FidoTV has received $7.2 million in equity investment. When you invest you are anticipating the company's future value will exceed $14.6 million.

This Offering is eligible for the **StartEngine Owners' 10% Bonus**.

For details on the bonus, please see the ***Offering Summary*** *below.*

FidoTV is the **only network** exclusively dedicated to dogs

We bring together people (and businesses) who share a passion for dogs





Our Shows




DOGS. ALL DAY.


Eukanuba
Life Is Better With A Dog.

Our goal is to provide a video ecosystem where dog lovers can find TV entertainment and support services for dogs. Our family-friendly programming includes shows from around the world, as well as FidoTV originals and special Live Events. **Our mission is to provide dog enthusiasts with entertaining, educational, fun, and family-friendly content that they can enjoy on any platform.**

Check out a sampling of our 2017 programming below and see how FidoTV is already winning over the hearts of dog lovers everywhere.


FIDOTV
PRESENTS
TIBOR
TO THE RESCUE


FIDOTV
PRESENTS
WOLF DADDY'S
PACK LIFE
LIBERATING WOLVES IS GOOD FOR THE SOUL.


FIDOTV
PRESENTS
which WOOF'S for me?


FIDOTV
PRESENTS
SEND IN THE
DOGS
AUSTRALIA


AT THE END OF MY LEASH
PRESENTED BY FIDOTV


FIDOTV
PRESENTS

Additionally, FidoTV programming will create awareness about positive dog ownership and calls to action that improve the dignity, health and wellbeing of man's best friend, reinforcing the strong emotional bond between people and dogs.

The Dog Market Is Booming

With media reporting focused on "cord cutting," "skinny bundles," and the ascendancy of Internet-based video services, **what is getting lost in the discussion is the preference for professionally produced, subject-relevant, long-form video programming.** The current industry disruption creates significant opportunities for niche content providers that cater to the interests of large endemic affinity groups.

There are 155 million dog owners in the USA with no single network exclusively dedicated to dogs as a subject matter, yet there are successful networks dedicated to hunting, fishing, tennis, golf and many other specific subject matters. FidoTV is a family-friendly destination and it always will be.



Millennials comprise the **largest** group of dog owners.

American Pet Products Association



In 2016, owners spent **+66 billion** on their pets.

American Pet Products Association



250 Million Americans own a video-enabled device.

eMarketer

Food lovers have the Food Channel
Homeowners have HGTV
News junkies have CNN
Sports enthusiasts have ESPN
Now, America's 155 Million dog lovers have FidoTV!


FIDOTV
OUTDOOR CHANNEL
TENNIS CHANNEL
SPORTSMAN CHANNEL
GOLF CHANNEL
Hunters 21 Million
Tennis Players 25 Million
Fishermen 30 Million
Golfers 31 Million
Dog Owners 155 Million
Source: SNL Kagan



YouTube boasts **17.6 Million dog videos,** which garner **1 Billion** monthly views.



Head-to-head dog programming has rated higher than sports according to Nielsen: **The Westminster Dog Show received a 2.8 rating while the NBA's all-star game only received a 2.6 rating.**


HOLLYWOOD

According to Box Office Mojo dogs are popular at the box office. Dog movies, on average, outperform competing movies by **more than 200%.**

Revenue Model

FidoTV will generate revenue through five primary sources

Advertising

Pets are serious business. A recent American Pet Products Association report revealed that spending on pets hit a record $66.75 Billion in 2016, a 10.7% increase over 2015, with more than $1 Billion annually spent on advertising. Advertising will be offered on both linear and digital platforms. Strategic endemic advertising partnerships (food, healthcare, health insurance, products, and services) create additional significant revenue generating opportunities.

Program Sponsorships

Program sponsorships and co-branded content is highly attractive to endemic advertisers as it provides them with the opportunity to associate their brand with the values of a FidoTV program on an exclusive basis, and build a deeper affiliation with the program viewers. Program sponsorships enable FidoTV to provide additional engaging original content paid for by the sponsor.

Syndication

Syndication of FidoTV content to other domestic and international cable, satellite, broadcast, and digital outlets provides a recurring revenue stream, extends FidoTV's audience reach, and serves as a preview of the FidoTV network.

E-commerce

In 2016, the American Pet Products Association reported pet products and pet food generated $42.9 Billion in sales, with $3.7 Billion sold online (Packaged Facts). The company will be launching a FidoTV pet products home shopping program and interstitials in tandem with a robust FidoTV e-commerce platform.

Content Licensing

The company will continually expand its original content library, which, in addition to being initially aired on FidoTV, will be available for licensing to international distributors. One of the many benefits of FidoTV content is its ability to continue to generate revenue for up to 10 years. Long form content will also be edited into short-form video content (1 to 5 minutes) for licensing to entities seeking contemporary dog-related content for their own digital site.

The Team

Our innovative team is experienced in business operations, program development, production, video distribution, licensing and e-commerce. We have an amazing management team aided by leading industry organizations which support every part of our business, including distribution, national advertising sales, content development, programming and marketing.



FidoTV Is Already On The Road To Success

As a start-up television network, FidoTV is currently distributed to 4.5 million households by AT&T U-verse, CenturyLink Prism, Google fiber, Summit Broadband, Cincinnati Bell, and as a subscription video-on-demand through Amazon Prime Video. **In Q3 2018, FidoTV will launch a live-stream to Roku's +15 million subscribers, increasing FidoTV's national reach to +20 million.**

One of FidoTV's initial investors, and single largest shareholder is the **American Kennel Club (AKC)**. Founded in 1884, the AKC is the largest purebred dog registry in the world. The AKC advocates for the purebred dog as a family companion, advances canine health and well-being, and works to protect the rights of all dog owners and promote responsible dog ownership.

FidoTV's goal is to be available to everyone, everywhere. FidoTV will be distributed through over the top (OTT) platform(s), cable, direct broadcast satellite (DBS), fiber and telco, and will be viewable on all devices.

And We've Got Big Plans To Keep Growing

We will put our StartEngine campaign funds to good use. Funding will be utilized to increase national distribution, advance national advertising sales, create and acquire additional content, implement marketing and support operations.

Join Us In Making FidoTV Available To Dog Lovers Everywhere

If you want your FidoTV, join us on this exciting journey as we build the only multi-platform television network **(in the entire world)** exclusively featuring dogs.

Our commitment to you is that we will continually create high quality, emotionally compelling, family-friendly "dog-centric" video content that educates, entertains and informs, while serving as the influential voice for the voiceless. Our content will always create awareness about positive dog ownership and calls to action that improve the dignity, health and well-being of all dogs. We will always endeavor to make FidoTV available for everyone, everywhere on all video platforms.



Join us!

Invest in FidoTV Today!

Robust Viewer Interest

The company has conducted extensive market research. In a survey of 600 active television viewers, R.L. Repass & Partners, an independent research firm, found that FidoTV with its dog-centric programming would rank 4th out of the top 30 most broadly distributed cable channels.


Discovery Channel
62%
30%
70%
26%
Animal Planet
58%
32%
72%
28%
National Geographic Channel
49%
35%
62%
28%
FidoTV
47%
36%
87%
11%
The History Channel
45%
34%
40%
43%
TNT
44%
41%
26%
49%
A&E
44%
39%
42%
47%
0%
25%
50%
75%
100%
Very interested
Somewhat interested

Niche Network Sales 2011 - 2017

Since 2011, **eight established and profitable niche networks have sold.** As a start-up network, FidoTV's current subscriber base, subscriber fees, EBITDA, and free cash flow is not currently comparable to the subscriber base, subscriber fees, EBITDA, and free cash flow at the time of sale of any of the networks referenced below.



Date	Channel	Homes Passed	Sales Price	% Sold	Per Sub	Buyer	Seller
February, 2016	Travel Channel	88,300,000	$ 385,000,000	35%	$ 12.46	Scripps	Cox Cable
January, 2016	Tennis Channel	30,000,000	$ 350,000,000	[illegible]	$ 11.67	Sinclair Broadcasting Group	The Tennis Channel
November, 2014	Sportsman Channel	33,200,000	$ 275,000,000	100%	$ 8.28	Kroenke Sports Entertainment	Intermedia Group
April, 2014	NuvoTV	32,600,000	$ 16,700,000	15%	$ 3.42	Madison Square Garden Company	NuvoTV
March, 2013	Outdoor Channel	39,800,000	$ 182,000,000	100%	$ 4.57	Kroenke Sports Entertainment	Outdoor Channel
December, 2012	Halogen Channel	15,200,000	$ 65,000,000	100%	$ 4.28	Participant Media	Inspiration Network
December, 2012	Documentary Channel	21,900,000	$ 90,000,000	100%	$ 4.11	Participant Media	Investment Group
January , 2011	World Fishing Network	3,100,000	$ 3,200,000	50%	$ 2.06	Altitude Sports & Entertainment	Inside Sports
		33,012,500	**$ 272,466,667**		**$ 8.25**		

SNL Kagan

November 2015

FidoTV Launch

November 2016

FidoTV Gets Distribution

FidoTV enters into a master distribution agreement with National Cable Television Cooperative.

December 2016

AT&T U-verse

FidoTV Launches on AT&T U-verse.

January 2017

Enter Google Fiber

FidoTV launches on Googles fiber network.

February 2017

FidoTV Launches on Amazon Prime

FidoTV provides subscription video on demand (SVOD) for Amazon's successful streaming service

March 2017

Cincinnati Bell

FidoTV launches on Cincinnati Bell

July 2017

CenturyLink

FidoTV launches on CenturyLink Prism

August 2017

Partnership at Verizon Digital Media Services

FidoTV enters into distribution agreement with Verizon Digital Media Services.

March 2018

Roku

FidoTV enters into a distribution agreement with Roku and will begin live streaming on Roku Q3 2018

April 2018

FidoTV Launches on StartEngine

We aim to raise $1,070,000 with our Reg CF campaign, followed by $4M through our Reg D campaign.

In the Press

GeekWire recode CISION PR Newswire Inc. CBS The Washington Post

THE WRAP Covering Hollywood

SHOW MORE

Meet Our Team



Tad Walden

Founder

Tad Walden has more than 25 years of television and media experience in marketing, advertising, content development and production. Since January 2015, Tad has been exclusively devoted to making FidoTV a reality. Prior to founding FidoTV, he held executive positions with Quadriga Worldwide, NXTV, On Command Video, Primestar Satellite TV and Verado. He also spent nearly a decade and a half in the advertising agency business where he held executive level positions overseeing media, production, creative and account services. He managed the worldwide marketing and product services of Quadriga's $150 million video-on-demand and hotel television and Internet services platform, including supervision of all marketing and product operations in 55 countries. His work on the company's mobile and streaming application earned the company the prestigious HTNG Most Innovative Technology in 2012. Tad served as Chief Marketing Officer and Senior Vice President of Marketing & Programming for On Command Corporation, which was a $250 million Liberty Media subsidiary delivering multichannel video and television services, Internet, and advertising solutions for the hospitality industry. Tad also held executive-level marketing positions with Primestar Satellite Television and Verado. Tad is passionate dog owner who is active with his dogs in conformation and performance events. He has trained and exhibited his dogs to the top titles available from the AKC, and judge's AKC field and conformation events. He can be found on many weekends hiking with his dogs in the Colorado Rockies.



Mark Groves

Board Member

A member of the board of directors since November 2015 With over 35 years' experience in the banking industry since 2002 Mark has served as the EVP and COO at Farmers Bank, where his current responsibilities include information technology, deposit operations, security, facilities and digital platform development. He received his BA in Management from Marshall University and has completed banking schools at the West Virginia School of Banking at Marshall University, Mid South School of Banking at Memphis State University and the Graduate School of Banking at the University of Colorado. Working in a community bank has afforded Mark the ability to work in this industry from the ground up. At work he enjoys implementation of new technology as well as streamlining the multiple departments under his charge. Mark currently serves on the board of the Point Pleasant River Museum, as well as multiple other philanthropic and community development organizations. In his spare time, Mark is occupied by long walks with his four-legged companion, Jackson. Jackson is considered by some, a rescue dog, but to Mark and his family, Jackson is the true hero. He is also an avid fan of the Marshall University Thundering Herd and all associated athletic clubs. He can frequently be found on Saturdays tailgating with family and friends in the shadow of Joan C. Edwards Stadium and the Cam Henderson Center in Huntington, West Virginia. Mark and his family currently reside in Point Pleasant, West Virginia.



Douglas Smith

Board Member

A member of the board of directors since November 2015 Douglas Smith has spent the last 25 years serving at the highest levels of government in national security and the private sector and is a serial entrepreneur having helped start numerous companies. Since January of 2016 Douglas has served as a Managing Director for Kent Strategies, a strategic consulting firm, where Douglas leads the firm's engagements with national security work, private equity and international governments. Douglas is a frequent public speaker both domestically and internationally and regularly appears on global television, including CNN, FOX, and CGTN as an expert on national security and its impact on business and preventing and managing crisis. Prior to joining Kent Strategies, from 2013 to 2015, Douglas was the Executive Vice President and General Manager for MWW PR, a leading international public relations and new media firm where he managed the Washington, DC office and was the primary client engagement manager for some of MWW's most iconic Fortune 100 clients. Before joining MWW, from 2009 - 2013, Douglas was appointed by President Barack Obama to serve as the Assistant Secretary for the Private Sector at the U.S. Department of Homeland Security (DHS). In this role, Douglas advised the Secretary on the impact of the Department's policies, regulations, and processes globally on millions of private sector companies, universities, and not-for-profits institutions. Douglas was responsible for coordinating seamless private sector engagement across all 22 of DHS's divisions including the Secret Service, Coast Guard, Customs and Boarder Protection and Immigration and Customs Enforcement. Smith served as the Department's representative on the President's Travel and Tourism Advisory and Export Promotion Boards, the White House Business Council, the President's Job Council and the World



Diana Sole Walko

Board Member

A member of the board of directors since September 2016 Diana is a veteran of the communications industry, serving as the CEO of MotionMasters since 1988, and prior to that as its vice president and executive producer. With more than 30 years in the communications industry, she has led innumerable public relations, advertising, marketing and political campaigns designed to educate, motivate and persuade. Under her direction, the company has evolved from a film and video firm serving West Virginia clients to an award-winning producer of educational media and documentaries that are distributed nationally. In addition to running the company, she writes scripts, directs live action, casts talent, produces video, edits copy, advises on public relations and serves as project manager, executive producer or creative director for much of the work we do. Her leadership has earned her accolades such as the State Journal's Who's Who in West Virginia Business award and the prestigious Ernst & Young Entrepreneur of the Year award. Junior Achievement presented her with a Laureate award and selected her for membership in its Business Hall of Fame. Her business acumen was lauded in the 2005 book, Jumpstart Your Awesome Film Production Company; and political candidates, corporations and non-profit organizations repeatedly seek her strategic communications consulting. In addition to leading MotionMasters, Diana is very active in the community. She is the immediate past president of the board of directors of Habitat for Humanity of Kanawha and Putnam, a group she has been actively involved with since 1990. In addition to her board responsibilities, she led the turnaround for the organization's retail operation as director of the ReStore Advisory team. She also serves on the Charleston Area Alliance Board of Directors and was a key player in that organization's formation in 2004. A Rotarian since 1990, she is a



Blake Cherrington

Director of Finance

Since October 2015 Blake Cherrington has served as the Director of Finance for FidoTV and is responsible for the financial reporting and accounting functions for the company. From 2013 to 2015 Blake served as Controller for Quadriga Americas. Blake has worked as a Controller, Accounting Manager and Financial Analyst-II in industries such as Technology and Entertainment. Some of the companies he has worked for include NBC Universal, FOX Latin American Channel. He holds an MBA from the Keller Graduate School of Management and a B.A. degree in Finance & Management from Augustana College.

Economic Forum Risk Officers Community. Prior to his appointment at DHS, Douglas was the Managing Partner of T Street Partners, where he provided clients ranging from Fortune 100 companies to philanthropic and not-for-profit organizations with strategic counsel and public affairs consulting. During his time with T Street, Douglas successfully managed the winning campaign for the City of Chicago to be the U.S. Designate City for the 2016 Olympics. Douglas came to T Street Partners from Leo Burnett Worldwide, where as a Vice President and account manager, he managed the then-new "Army of One" public relations/public affairs account for the U.S. Army. . Douglas began his career in Thailand where he started an import/export company and was a frequent contributing author to Thai business magazines. Douglas is a graduate of Beloit College where he received a bachelor's degree in international relations and Asian studies. While at Beloit, he also earned a degree from the School for International Training in Chiang Mai, Thailand. Douglas currently serves on the boards of First Global Data, a public traded company in the mobile banking payments space; ENODO Global, a risk advisory firm; Darrow School; Qatar American Institute; The United States Secret Service Electronic Crimes Task Force.

member of the Charleston Rotary Club's Board of Directors, and chaired the group's Community Service committee. She also serves on the Board of Directors of ALEF, the Appalachian Leadership and Education Foundation, to provide college scholarships to young men and women from Appalachia. She was a co-founder and co-chair of the Charleston Area Medical Center Foundation's Children's Fund Gala and is a member of Elizabeth Memorial United Methodist. Diana was the co-coordinator of Celebration Station, Charleston's community playground built entirely by volunteer labor. In 2015, she was elected chairwoman of The Charleston Regional Chamber of Commerce, the largest regional Chamber of Commerce in West Virginia. The organization represents more than 600 businesses and their 40,000 employees. A native of Weirton, W. Va., she holds two degrees from Marshall University — a B.A. in Journalism; and an M.B.A., the latter of which she completed in 2004.



Walker Knight

Vice President

Serving as Vice President of Content Acquisition and Operations since August of 2015 Walker brings more than 30 years experience in programming, acquisition and contract negotiations with major Hollywood studios and independent programming sources. From 2008 to 2015 Walker served as an independent Media Consultant. From 2004 to 2007 Walker worked for OnCommand Corporation as vice president of programming, and led the day-to-day teams in charge of product development, content acquisition, product pricing, and marketing efforts for the company's full line of on demand movies, music, short form content, video games, and Internet service. Walker also negotiated all revenue splits and royalties for all acquired content. Walker has a BA in English Literature and Film History from Yale University.

Offering Summary

Maximum 214,000* shares of Series A Preferred Stock ($1,070,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 2,000 shares of Series A Preferred Stock ($10,000)

Company	FidoTV Channel, Inc
Corporate Address	43 Bantala Place, Castle Rock, Colorado 80108
Description of Business	FidoTV is a 24 X 7 Television, Mobile, Web Network for Dog Lovers
Type of Security Offered	Series A Preferred Stock
Purchase Price of Security Offered	$5.00 per Share
Minimum Investment Amount (per investor)	$250.00

The 10% Bonus for StartEngine Shareholders

FidoTV Channel, Inc will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 20 shares of Series A Preferred Stock at $5 / share, you will receive 2 Series A Preferred Stock bonus shares, meaning you'll own 22 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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VIDEO TRANSCRIPT (Exhibit D)

FidoTV distribution Video

Narrator

Some of our best friends never speak a word to us They ask no question, pass no judgement fill our hearts without even trying, as though their soul purpose in life is to love.

“This is just awesome” - Woman

"Bring those puppies on”- Girl

Narrator

The changing face of television is creating opportunities for new networks that satisfy specific interests, people’s hobbies, interest in lifestyles are typically reflected in their viewing habits.People with dogs, like watching programs about dogs.And advertisers like promoting their product within programming that is highly targeted. Can FidoTV back up its bark with a sizable bite of viewership? With more than 90 million registered dog owners in the US, their population exceeds horses, seniors, even children in raw numbers. Making dog owners, much more than a niche audience. But the success of the channel lies in the emotional bond that people have with their dogs.With more than 400 breeds worldwide, dogs have a unique advantage for most pets comes to finding the perfect match 3 of 5 people own a dog and you’ll find a dog in every 1 of 2 homes in the United States, and the 155 million people and 60 million households that have dogs, like watching programs about dogs. A larger market than hunters, fisherman, tennis players and ever golfers, all with successful television cable channels today that are dedicated to their interests. And to anyone who has been lucky enough to feel this kind of loyalty knows, life is just better with a dog.

Welcome to FidoTV Channel

Tibor to the rescue

hi my name is Timbor I studied medicine in my native hungry but when I moved to the States I discovered my degree was in invalid. So I did what any man would do and I became a runway model. Pretty soon I was walking lots of dogs and I realized helping dogs with my true calling. I need to help annie a shy shut down shelter dog that's getting lost in the pack. I've been asked to help room fans jumping shoot oohing disobedient boxer mix. come here I need rusko the chicken chaser was returned to the shelter for just that reason. Canvas is afierce little shelter dog just one bite away from his last member a dog that hates strangers won't eat and has major fear aggression. I met a pooch called hooch but even running blading and swimming might not be enough to calm this cantankerous caninie. Two big dogs one hugeproblem. Changing lives one canine at a time. tibor to the rescue at fido TV

Wolf Daddy’s Pack Life

There are three potentially wolf dogs who are just wasting away. This is where we're going to get them guys. This could be trauma. You will not leave here with those two. We gotta go now. Oh my god

---

Which woof's for me?

find your perfect dog, which woofs for me, think big, beauty and brains, Hollywood tv stars, built for speed, water dogs, earth dogs, lap dogs, hot dogs french twists, stylish coifs, sporting junkies, courageous rescuers aka breeder experts

---

Send in the Dogs: Australia
You'll find some of the most dangerous terrain on the planet here. Nearly three million square miles 23 million people and two of Australia's elite police dog units. Once he's got this on and he knows it's time to work. Tracking criminals. Hopefully he's still in the area we should be able to find him. And then the offender came out of the bush, none of us could have able to find him, but the dog did. Hunting for illegal drugs and Explosives fellows will have a tiny detection dog trained in detection of dangerous drugs and protecting their fellow officers. From pups to professionals watch the extraordinary and often dangerous work of Australia's canine elite. Get down on the ground! send the dog in!Send in the dogs Australia

---

At the End of the leash

We all come from different walks of life. When it comes to bringing a new dog in the family to fix a hurt or broken home they can make problems go from bad to worse. You guys are not even looking at one another. And at the end of the day not all families know how to train or raise their new dog. Watch as expert dog trainer brad patterson steps into these families lives to help train these dogs and possibly help mend some family issues aswell. You guys have turned this into a family fun event working with your dog. These are real families with real issues and they need real help. If Brad can't help them these dogs were at risk of having to find a new home. and if she doesn't stock down she's gonna have to find another one.watch at the end of my leash on Fido TV.

Puppy SOS

as many dog owners know, having a puppy can be stressful and tiresome. there's a ton of energy packed into that little ball of fur because our puppies not trained it makes in uncomfortable for us, unsure of what the puppy might do. From teething to potty training some owners may feel overwhelmed by the amount of work that's needed and then that's where our dog expert Brad Patterson steps in to help. He will not only help the puppy envy but in fact bring the family together as a whole. Can I ask you a question? Do you think mommy and daddy get too involved?Makes me upset. She wanted somebody to actually hear her so I gave her that opportunity to be heard watch puppy SOS on fido TV

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

OFFICE OF THE SECRETARY OF STATE
OF THE STATE OF COLORADO

CERTIFICATE OF DOCUMENT FILED

I, Wayne W. Williams , as the Secretary of State of the State of Colorado, hereby certify that, according to the records of this office, the attached document is a true and complete copy of the

Articles of Amendment

with Document # 20151059995 of

FidoTV Channel, Inc.

Colorado Corporation

(Entity ID # 20071591481)

consisting of 22 pages.

This certificate reflects facts established or disclosed by documents delivered to this office on paper through 02/01/2018 that have been posted, and by documents delivered to this office electronically through 02/02/2018@ 11:22:27.

I have affixed hereto the Great Seal of the State of Colorado and duly generated, executed, and issued this official certificate at Denver, Colorado on 02/02/2018 @ 11:22:27 in accordance with applicable law. This certificate is assigned Confirmation Number 10697632 .

Secretary of State of the State of Colorado

End of Certificate

Colorado Secretary of State
Date and Time: 01/26/2015 11:45 AM
ID Number: 20071591481

Document number: 20151059995
Amount Paid: $25.00

E-Filed

Document must be filed electronically.
Paper documents are not accepted.
Fees & forms are subject to change.
For more information or to print copies of filed documents, visit www.sos.state.co.us.

ABOVE SPACE FOR OFFICE USE ONLY

Articles of Amendment

filed pursuant to §7-90-301, et seq. and §7-110-106 of the Colorado Revised Statutes (C.R.S.)

ID number: 20071591481

1. Entity name: FidoTV Channel, Inc.
(If changing the name of the corporation, indicate name before the name change)

2. New Entity name: (if applicable) ______

3. Use of Restricted Words *(if any of these terms are contained in an entity name, true name of an entity, trade name or trademark stated in this document, mark the applicable box)*:
   - ☐ "bank" or "trust" or any derivative thereof
   - ☐ "credit union" ☐ "savings and loan"
   - ☐ "insurance", "casualty", "mutual", or "surety"

4. Other amendments, if any, are attached.

5. If the amendment provides for an exchange, reclassification or cancellation of issued shares, the attachment states the provisions for implementing the amendment.

6. If the corporation's period of duration as amended is less than perpetual, state the date on which the period of duration expires: ______ *(mm/dd/yyyy)*

   or

   If the corporation's period of duration as amended is perpetual, mark this box: ☐

7. *(Optional)* Delayed effective date: ______ *(mm/dd/yyyy)*

Notice:
Causing this document to be delivered to the secretary of state for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the secretary of state, whether or not such individual is named in the document as one who has caused it to be delivered.

8. Name(s) and address(es) of the individual(s) causing the document to be delivered for filing:

Walden	Tad		
(Last)	*(First)*	*(Middle)*	*(Suffix)*

43 Bantala Place
(Street name and number or Post Office information)

Castle Rock	CO	80108
(City)	*(State)*	*(Postal/Zip Code)*

	United States
(Province – if applicable)	*(Country – if not US)*

(The document need not state the true name and address of more than one individual. However, if you wish to state the name and address of any additional individuals causing the document to be delivered for filing, mark this box ☐ and include an attachment stating the name and address of such individuals.)

Disclaimer:
This form, and any related instructions, are not intended to provide legal, business or tax advice, and are offered as a public service without representation or warranty. While this form is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form. Questions should be addressed to the user's attorney.

SECOND AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
FIDOTV CHANNEL, INC.

Pursuant to the provisions of the Colorado Business Corporation Act (the "**Act**"), FidoTV Channel, Inc. (the "**Corporation**"), originally incorporated on December 24, 2007, under the laws of the State of Colorado, amended and restated its Articles of Incorporation on December 29, 2014, and hereby adopts the following Second Amended and Restated Articles of Incorporation in their entirety as set forth herein. By written informal action, unanimously taken by the Board of Directors of the Corporation, pursuant to and in accordance with Section 7-108-202 of the Act, the Board of Directors of the Corporation duly approved the following Second Amended and Restated Articles of Incorporation and recommended them for approval by the sole shareholder of the Corporation, and by written informal action unanimously taken by the sole shareholder of the Corporation in accordance with Section 7-107-104 of the Act, the sole shareholder of the Corporation duly approved said Second Amended and Restated Articles of Incorporation. The effective date of the written informal action by the Board of Directors and sole shareholder of the Corporation is January 6, 2015. These Second Amended and Restated Articles of Incorporation amend and restate the Articles of Incorporation of the Corporation to read in their entirety as follows:

ARTICLE I
NAME

The name of the corporation is FidoTV Channel, Inc. (the "**Corporation**").

ARTICLE II
PURPOSE AND DURATION

The nature, objects and purposes of the business to be transacted shall be to engage in any lawful business for which corporations may be incorporated pursuant to the laws of the State of Colorado. The Corporation shall have perpetual existence.

ARTICLE III
SHAREHOLDER APPROVAL

Except as otherwise provided by Section 7-107-104 of the Colorado Business Corporation Act (the "**Act**"), any action required or permitted under the Act to be taken at a shareholders' meeting may be taken without a meeting if the shareholders holding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all of the shares entitled to vote thereon were present and voted consent to such action in writing.

ARTICLE IV
REGISTERED OFFICE AND AGENT

The address of the Corporation's registered office is 43 Bantala Place, Castle Rock, CO 80108. The name of the Corporation's registered agent at such address is Wilford I. (Tad) Walden.

ARTICLE V
PRINCIPAL OFFICE

The address of the Corporation's principal office as of the date hereof is 43 Bantala Place, Castle Rock, CO 80108.

ARTICLE VI
AUTHORIZED CAPITAL

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 5,000,000 shares of Common Stock, $0.0001 par value per share ("Common Stock"), and (ii) 1,704,000 shares of Preferred Stock, $0.0001 par value per share ("Preferred Stock"). One Million Seven Hundred Four Thousand (1,704,000) shares of the Corporation's Preferred Stock, $0.0001 par value per share, shall be designated as the "Series A Preferred Stock."

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of shareholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Articles of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon as a separate class pursuant to the Articles of Incorporation or pursuant to the Act. There shall be no cumulative voting.

B. PREFERRED STOCK

The Series A Preferred Stock shall have the following rights, preferences, powers, privileges, restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" or "Subsections" in this Part B of this Article VI refer to sections and subsections of Part B of this Article VI.

1. Dividends. Holders of the following capital stock of the Corporation are entitled to dividends when, as, and if declared by the Board of Directors, in the following order of preference, with the stock described in clause (i) being the highest priority stock and the stock described in clause (ii) being the lowest priority capital stock: (i) Series A Preferred Stock and (ii) Common Stock. In addition, the holders of shares of Series A Preferred Stock shall be

entitled to receive dividends but only when declared by the Board of Directors, out of any assets legally available therefor, equal to six percent (6%) of the Series A Original Issue Price (as defined below), and these dividends shall not accrue nor be cumulative nor be payable unless and until declared by the Board of Directors. No dividend shall be paid to holders of a lower priority stock unless an equal or greater dividend is paid to holders of shares of all classes or series of capital stock with a higher priority stock, calculated on an as-converted to Common Stock basis. The "**Series A Original Issue Price**" shall mean $5.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders, before any payment shall be made to the holders of Common Stock, by reason of their ownership of Series A Preferred Stock, an amount per share equal to one (1) times the Series A Original Issue Price, plus any dividends declared but unpaid thereon (collectively, the "**Series A Preference**"); provided further in the event that the holders of the Series A Preferred Stock would receive more consideration than the Series A Preference if the Series A Preferred Stock converted into Common Stock without payment of the Series A Preference, then the Corporation shall pay the holders of the Series A Preferred such amounts as if the Series A Preferred Stock converted into Common Stock immediately prior to such event. The aggregate amount which a holder of a share of Series A Preferred Stock is entitled to receive under this Subsection 2.1 is hereinafter referred to as the "**Series A Liquidation Amount**."

2.2 Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, after the payment of the entire Series A Liquidation Amount, the remaining assets of the Corporation available for distribution to its shareholders shall be distributed among the holders of the shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1. Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of a majority of the outstanding shares of Series A Preferred Stock voting on an as-converted to Common Stock basis elect otherwise by written notice sent to the Corporation at least two (2) days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party, or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation (provided that, for the purpose of this Subsection 2.3.1, all shares of Common Stock issuable upon exercise of Options (as defined below) outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged); or

(b) the sale, transfer, exclusive license or similar disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, exclusive license or other disposition is to a wholly-owned subsidiary of the Corporation; or

(c) the cessation of all or substantially all of the Corporation's business activities.

2.3.2. Amount Deemed Paid or Distributed. If the amount deemed paid or distributed under this Section 2 is made in property other than in cash, the value of such distribution shall be the fair market value of such property, determined as follows:

(a) For securities not subject to investment letters or other similar restrictions on free marketability,

(i) if traded on a securities exchange or the NASDAQ Stock Market, the value shall be deemed to be the average of the closing prices of the securities on such exchange or market over the 10-day period ending three trading days prior to the closing of such transaction;

(ii) if actively traded over-the-counter, the value shall be deemed to be the average of the closing bid prices over the 10-day period ending three trading days prior to the closing of such transaction; or

(iii) if there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors of the Corporation.

(b) The method of valuation of securities subject to investment letters or other similar restrictions on free marketability (other than restrictions arising solely by virtue of a shareholder's status as an affiliate or former affiliate) shall take into account an appropriate discount (as determined in good faith by the Board of Directors of the Corporation) from the market value as determined pursuant to clause (a) above so as to reflect the approximate fair market value thereof.

3. Voting.

3.1 General. On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding shares of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Articles of Incorporation, holders of Series A Preferred Stock shall vote together with the holders of Common Stock as a single class.

3.2 Election of Directors. The size of the Board of Directors shall be nine (9). Directors shall be elected as follows: (a) the holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect five (5) directors of the Corporation (the "**Series A Directors**"), and (b) the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect four (4) directors of the Corporation. Any director elected as provided in the preceding sentence may be removed with or without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such shareholders duly called for that purpose or pursuant to a written consent of shareholders. If the holders of shares of Series A Preferred Stock or Common Stock, as the case may be under clauses (a) or (b) above (as applicable), fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the second sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Series A Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by shareholders of the Corporation other than by the shareholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2.

3.3 Preferred Stock Protective Provisions. At any time when at least 750,000 shares of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Articles of Incorporation) the written consent or affirmative vote of the holders of a majority of the then outstanding shares of Series A Preferred Stock, voting together as a single class on an as-converted to Common Stock basis:

(a) effect any Deemed Liquidation Event;

(b) authorize the creation of any additional class or series of capital stock unless the same ranks junior to the Series A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

(c) increase or decrease the authorized number of shares of Series A Preferred Stock;

(d) purchase or redeem any shares of capital stock of the Corporation other than (i) redemptions of the Series A Preferred Stock as authorized herein, (ii) repurchases of stock at or below the original purchase price from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service, or (iii) as approved by the Board of Directors;

(e) pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) dividends or distributions on the Series A Preferred Stock, or (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock;

(f) create, or authorize the creation of, or issue, or authorize the issuance of any debt security other than in the ordinary course of business, or guarantee indebtedness other than in the ordinary course of business if the aggregate indebtedness of the Corporation (and guarantees for borrowed money of the Corporation and its subsidiaries not in the ordinary course of business) following such action would exceed $1,000,000;

(g) create, incur or assume any lien or encumbrance of any kind upon the assets of the Corporation, whether now owned or hereafter acquired, other than liens or encumbrances with aggregate underlying indebtedness of less than $1,000,001, and other than those relating to purchase money security interests or leased assets;

(h) amendments to the Corporation's Articles of Incorporation or bylaws, which adversely amend the rights or preferences of the Series A Preferred;

(i) material revisions to the Corporation's stock option plan; or

(j) enter into or be a party to any transaction with any officer of the Corporation or any of their affiliates, unless such transactions are on commercially reasonable terms.

4. Optional Conversion.

The holders of the Series A Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1. Conversion Ratio. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series A Original Issue Price by the Series A Conversion Price (as defined below) in effect at the time of conversion. The **"Series A Conversion Price"** shall initially be equal to $5.00. Such initial Series A Conversion Price and the rate at which shares of Series A Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2. Termination of Conversion Rights. In the event of a notice of redemption of any shares of Series A Preferred Stock pursuant to Section 6, the Conversion Rights of the shares designated for redemption shall terminate at the close of business on the last full day preceding the date fixed for redemption, unless the redemption price is not fully paid on such redemption date, in which case the Conversion Rights for such shares shall continue until such price is paid in full. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the third (3rd) business day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series A Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series A Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1. Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2. Reservation of Shares. The Corporation shall at all times when the Series A Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series A Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes. Before taking any action which would cause an adjustment reducing the Series A Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Series A Conversion Price.

4.3.3. Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for shareholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly.

4.3.4. No Further Adjustment. Upon any such conversion, no adjustment to the Series A Conversion Price shall be made for any declared but unpaid dividends on the Series A Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5. Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series A Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series A Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Series A Conversion Price for Diluting Issues.

4.4.1. Special Definitions. For purposes of this Article VI, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "**Original Issue Date**" shall mean the date on which the first share of Series A Preferred Stock was issued.

(c) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, including Series A Preferred Stock but excluding Options.

(d) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Series A Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan (the "**Option Plan**"), agreement or arrangement approved by the Board of Directors;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; or

(v) shares of Common Stock, Options or Convertible Securities issued (1) to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to loans or a debt financing, equipment leasing or real property leasing transaction, (2) pursuant to the acquisition of another business or entity by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture or strategic agreement, or (3) in connection with public offerings or the provision of services.

4.4.2. No Adjustment of Series A Conversion Price. No adjustment in the Series A Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of a majority of the then outstanding shares of Series A Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3. Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities), then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.4.4 or 4.4.5, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Series A Conversion Price computed upon the original issue of such Option or Convertible Security shall be readjusted to such Series A Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Series A Conversion Price to an amount which exceeds the lower of (i) the Series A Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Series A Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.4.4 (because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series A Conversion Price then in effect), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.4.4, the Series A Conversion Price shall be readjusted to such Series A Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Series A Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be reasonably calculated at the time such Option or Convertible Security is issued or amended, any adjustment to the Series A Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first reasonably calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the

Series A Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4. Adjustment of Series A Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock, without consideration or for a consideration per share less than the Series A Conversion Price in effect immediately prior to such issue, then the Series A Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$ACP_2 = ACP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "ACP_2" shall mean the Series A Conversion Price in effect immediately after such issue of Additional Shares of Common Stock;

(b) "ACP_1" shall mean the Series A Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Series A Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to ACP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by ACP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5. Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the gross amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest or broker's commissions or amounts payable to investment bankers, underwriters and the like;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing

(i) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6. Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.4.4, and such issuance dates occur within a period of no more than 180 days from the first such issuance to the final such issuance, then, upon the final such issuance, the Series A Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Series A Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Series A Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series A Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance by multiplying the Series A Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, no such adjustment shall be made to the Series A Conversion Price if the holders of Series A Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if their outstanding shares of Series A Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Series A Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series A Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series A Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series A Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series A Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Series A Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Series A Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series A Preferred Stock.

4.9 Articles as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series A Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series A Preferred Stock is convertible) and showing in reasonable detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series A Preferred Stock, furnish or cause to be furnished to such holder a certificate setting forth (i) the applicable Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series A Preferred Stock.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $30,000,000 of gross proceeds to the Corporation (excluding underwriting discounts, commissions and expenses of the offering) at a price per share of at least $15.00 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of the then outstanding shares of Series A Preferred Stock (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Series A Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series A Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Series A Preferred Stock shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Series A Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Series A Preferred Stock, the Corporation shall issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series A Preferred Stock converted. Such converted Series A Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for shareholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly.

6. Redemption.

6.1 Redemption. Shares of Series A Preferred Stock shall be redeemed by the Corporation out of funds lawfully available therefor at a price equal to the Series A Original Issue Price per share, plus all declared but unpaid dividends thereon (the "**Redemption Price**"), in one installment commencing not more than 90 days after receipt by the Corporation at any time on or after December 31, 2019 from the holders of a majority of the then outstanding shares of Series A Preferred Stock, of written notice requesting redemption of all shares of Series A Preferred Stock. The date of such installment payment shall be referred to as the "**Redemption Date**". On the Redemption Date, the Corporation shall redeem all outstanding shares of Series A Preferred Stock owned by each holder. If the Corporation does not have sufficient funds legally available to redeem on the Redemption Date all shares of Series A Preferred Stock, the

Corporation shall redeem a pro rata portion of each holder's redeemable shares of such capital stock out of funds legally available therefor, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the legally available funds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as practicable after the Corporation has funds legally available therefor.

6.2 Redemption Notice. The Corporation shall send written notice of the mandatory redemption (the "**Redemption Notice**") to each holder of record of Series A Preferred Stock not less than 30 days prior to the Redemption Date. The Redemption Notice shall state:

(a) the number of shares of Series A Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice;

(b) the Redemption Date and the Redemption Price;

(c) the date upon which the holder's right to convert such shares terminates (as determined in accordance with Subsection 4.1); and

(d) that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Series A Preferred Stock to be redeemed.

6.3 Surrender of Articles; Payment. On or before the Redemption Date, each holder of shares of Series A Preferred Stock, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, shall surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Series A Preferred Stock represented by a certificate are redeemed, a new certificate representing the unredeemed shares of Series A Preferred Stock shall promptly be issued to such holder.

6.4 Rights Subsequent to Redemption. If the Redemption Notice shall have been duly given, and if on the Redemption Date the Redemption Price payable upon redemption of the shares of Series A Preferred Stock to be redeemed on the Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that the certificates evidencing any of the shares of Series A Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Series A Preferred Stock shall cease to accrue after the Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of their certificate or certificates therefor.

7. Redeemed or Otherwise Acquired Shares. Any shares of Series A Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series A Preferred Stock following redemption.

8. Waiver. Any of the rights, powers, preferences and other terms of the Series A Preferred Stock set forth herein may be waived on behalf of all holders of Series A Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of Series A Preferred Stock then outstanding.

9. Notices. Any notice required or permitted under these Articles may be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of Act, and shall be deemed sent upon such mailing or electronic transmission (or in accordance with the Act).

ARTICLE VII
NO PREEMPTIVE RIGHTS

No shareholder of the Corporation shall have any preemptive or other right to subscribe for or otherwise acquire any additional unissued shares of stock, or other securities of any class, or rights, warrants or options to purchase stock or scrip, or securities of any kind convertible into stock or carrying stock purchase warrants or privileges, except as set forth in written agreements with the Corporation.

ARTICLE VIII
BOARD OF DIRECTORS

The corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, a Board of Directors. Subject to any additional vote required by these Articles of Incorporation, the number of directors shall be fixed and may be altered from time to time as provided in the bylaws of the Corporation. Election of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

ARTICLE IX
SHAREHOLDER MEETINGS

Meetings of shareholders may be held within or without the State of Colorado, as the bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Colorado at such place or places as may be designated from time to time by the Board of Directors or in the bylaws of the Corporation.

ARTICLE X
LIMITATION ON DIRECTOR LIABILITY

To the fullest extent permitted by the laws of the State of Colorado, as the same exist or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director.

Any repeal or modification of this Article X shall be prospective only and shall not adversely affect any right or protection of a director of the Corporation under this Article X, as in effect immediately prior to such repeal or modification, with respect to any liability that would have accrued, but for this Article X, prior to such repeal or modification.

ARTICLE XI
INDEMNIFICATION

The Corporation shall indemnify, to the fullest extent permitted by applicable law in effect from time to time, any person, and the estate and personal representative of any such person, against all liability and expense (including attorneys' fees) incurred by reason of the fact that such person is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, such person is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of, or in any similar managerial or fiduciary position of, another domestic or foreign corporation or other individual or entity or of an employee benefit plan. The Board of Directors, in its discretion, may also indemnify any person who is serving or has served the Corporation as an employee, fiduciary, or agent, and that person's estate and personal representative, so long as such provision is legally permissible.

ARTICLE XII
BYLAWS

The bylaws of the Corporation may be amended or repealed by action of the Board of Directors taken in accordance with Article II of the Corporation's bylaws. The shareholders may take action pursuant to Article I of the Corporation's bylaws to amend or repeal other provisions of the bylaws even though such provisions may also be amended or repealed by the directors.

ARTICLE XIII
EFFECTIVENESS

These Second Amended and Restated Articles of Incorporation will be effective upon filing with the Secretary of State of the State of Colorado.

* * * * *

IN WITNESS WHEREOF, these Second Amended and Restated Articles of Incorporation have been executed by a duly authorized officer of this Corporation on this 26th day of January, 2015.

By:____________________________________

Tad Walden, Chief Executive Officer